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                    [DYNEGY ENERGY PARTNERS L.P. LETTERHEAD]

                                   May 2, 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attention:  Mr. Alex Shukhman
            Ms. Jennifer Bowes

         Re:  Dynegy Energy Partners L.P. Form S-1 (Registration No. 333-83306)

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Dynegy Energy Partners L.P., a Delaware limited partnership (the "Registrant"), hereby requests that the above captioned Registration Statement be withdrawn as of the date hereof or as soon thereafter as practicable. The Registrant has determined at this time not to effect its initial public offering pursuant to the Registration Statement. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors. The Registrant represents that no securities have been offered or sold pursuant to the Registration Statement.

                           Very truly yours,

                           DYNEGY ENERGY PARTNERS L.P.

                           By:  /s/ J. Kevin Blodgett
                              ------------------------------------
                              Name: J. Kevin Blodgett
                              Title: Assistant Secretary